September 9th, 2024

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.: Relevant Event. Amendment of share repurchase program.

Dear Sirs:

I am writing pursuant to Article 2, Section I, Title XII of the Rules of the National Securities Commission (“Comisión Nacional de Valores” or “CNV”) (TO 2013) and regarding the share repurchase program approved by Pampa Energía S.A. (the “Company”) on August 7, 2024 to acquire its own shares (the “Repurchase Program”) for an amount of up to US$ 75.000.000 (seventy five million) and during a period of 120 days (the “Repurchase Program Period”).

To that end, we inform that on this date the Board of Directors has approved the amendment of the current Repurchase Program so that its validity remains subject to the condition that the price of the ADR as well as that of the Share stays below the price set by the Board of Directors as repurchase price limit (“Maximum Repurchase Price”). Therefore, the Repurchase Program will be suspended automatically if the price of the share and ADR of the Company is higher than the Maximum Repurchase Price. The suspension will operate the first working day after the above-mentioned condition occurs and will automatically be reinstated the following day the price changes and is equal or lower that the Maximum Repurchase Price as long as all these events occur within the Repurchase Program Period.

Sincerely,

María Agustina Montes

Head of Market Relations